June 30, 2005

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3-8

Washington, D. C. 20549

Re:  Xponential, Inc., File No. 1-13919

Dear Mr. Moran:

Following are our responses to your additional comments dated June 20, 2005 to your comment letter dated March 30, 2005 regarding Xponential, Inc.’s Form 10-KSB for the year ended June 30, 2004.  For convenience, the comments are repeated herein and bolded.  The responses follow immediately thereafter.

Form 10-KSB for the Year Ended June 30, 2004

Consolidated Statement of Cash Flows, page 22

1.               We note your response to comment 4 in our letter dated March 30, 2005.  We view your use of cash to be similar to other businesses; to invest in your operations, pay your obligations and provide a return to your investors.  Cash flows from making and collecting pawn loans are integral to your lending activities and viewed as an investing activity in accordance with paragraph 15 of SFAS No. 95.  Further, registrants in the pawn loan industry have historically classified cash inflows and outflows as investing activities.  Please revise your statement of cash flows for pawn loans made, pawn loans repaid and inventory acquired from loan forfeitures as investing activities in your statement of cash flows.

Response:

The Company will revise our statement of cash flows to present cash flows for pawn loans made, pawn loans repaid and principal recovered on inventory acquired from loan forfeitures as investing activities in all future filings.

2.              We note your response to comments 5 and 6 in our letter dated March 30, 2005.  The reclassifying activity between defaulted pawn loans and acquired inventory is a non-cash activity and should be removed from your operating cash flows as well as presented in related disclosures.  Please tell us in your response if the effects of non-cash reclassification are removed from your statement of cash flows as well as presented in related disclosures.  Please tell us in your response if the effects of non-cash reclassifications are removed from your statement of cash flows or tell us the amounts of non-cash activity included in each of the three years ended December 31, 2004, 2003 and 2002.  If the amounts are material to the consolidated financial statements in this filing you should amend your Form 10-K accordingly.

If you believe non-cash activities do not materially affect your consolidated financial statements, please provide an analysis for each of the three years illustrating the cash flow statement as reported, adjustments removing the non-cash activity and the revised cash flow statement to demonstrate the error does not qualitatively or quantitatively misstate, either separately or in the aggregate, your operating, investing and financing cash flow activities as of December 31, 2004, 2003 and 2002.

Response:

As disclosed in our June 3, 2005 response, our previous information system did not provide sufficient detail on individual loan forfeitures to identify the origin as a loan default or purchase.  We converted to a new system in Fiscal 2004 and will be able to identify the source of individual inventory items beginning with the fiscal year ended June 30, 2005.   Our future cash flows will reflect the amount of principal recovered from sale of defaulted loans in our cash flows from investing activities with pawn loans made and repaid.   A proposed cash flow format incorporating the additional disclosures as well as the reclassification of pawn loan cash flow activity discussed in comment 1 is attached as Schedule 1.

We do not believe the presentation of our cash flows in our consolidated financial statements are materially affected by the current presentation of the pawn loan activity and changes in inventory on a net basis for the years ended June 30, 2004, 2003 and 2002.   The net impact of purchasing inventory through defaulted loans is reflected in the net change in inventory in the operating section of the cash flow statement as is the recovery of principal on forfeited loans through cost of sales in our net income.  Inventory balances increased $428,000 from June 30, 2003 to June 30, 2004 an increase of 16.9%, but this change represented less than 2.8% of our total assets as of June 30, 2004.  The cash flow activity related to making new loans and the repayment of non defaulted loans is reflected in the cash flow from investing activities on a net basis in each of the above fiscal years.  Pawn loan balances decreased $122,000 from June 30, 2003 to June 30, 2004 or 2.7% which represented less than 1% of our total assets.

Investments, page 37

3.              We note your response to comment 11 in our letter dated March 30, 2005.  We refer you to paragraph 19 and not 22 of SFAS No. 115.

Response:

In accordance with paragraphs 19 and 20 of SFAS No. 115, in addition to the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost basis by major security type, future disclosures will include information about the contractual maturities of those securities.

Sincerely,

Xponential, Inc.

Robert Schleizer
Chief Financial Officer

cc.	Mr. Brian V. McAllister, Securities and Exchange Commission
Mr. Dwayne A. Moyers, Chief Executive Officer, Xponential, Inc.

Attachments:

Schedule 1	Xponential, Inc. and Subsidiaries Proposed Consolidated Statements of Cash Flows

SCHEDULE 1

XPONENTIAL, INC. AND SUBSIDIARIES

PROPOSED CONSOLIDATED CASH FLOW STATEMENTS

(In thousands)

	Current Period	Prior Year Comparable Period
Cash flows from operating activities:
Net income	$	$
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization
Gain on sale of investments
Deferred income tax expense related to bankruptcy
Changes in operating assets and liabilities:
Accounts receivable
Pawn service charges receivable
Inventories, net
Prepaid expenses and other current assets
Accounts payable and accrued liabilities
Net cash provided by (used in) operating activities
Cash flows from investing activities:
Pawn loans made
Pawn loans repaid
Principal recovered on forfeited loans through dispositions
Proceeds from sale of investments
Purchase of investments
Purchases of property and equipment
Purchase of other assets
Net cash provided by (used in) investing activities
Cash flows from financing activities:
Borrowings on notes payable
Principal payments on notes payable
Sale of common stock
Purchase of treasury stock
Dividends paid
Net cash provided by (used in) financing activities
Net increase in cash and cash equivalents
Cash and cash equivalents at beginning of period
Cash and cash equivalents at end of period	$	$

Supplemental disclosures of cash flow information -
Cash paid for interest	$	$
Pawn loans forfeited and transferred to merchandise held for disposition	$	$